

Mail Stop 4631

March 31, 2016

Mr. Li Yuan
Chief Executive Officer
China Xuefeng Environmental Engineering Inc.
The Beijing-Hangzhou Grand Canal Service Center
Building C, Suite 214
Sucheng District, Suqian, Jiangsu Province
People's Republic of China 223800

> **Re:** **China Xuefeng Environmental Engineering Inc.**
> **Form 10-K for the Year Ended May 31, 2015**
> **Filed August 31, 2015**
> **File No. 333-175483**

Dear Mr. Yuan:

We issued comments to you on the above captioned filing on March 9, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 14, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction